UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number: 000-51310

              XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

_________Herzliya 46140, Israel_________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated May 8, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Convenes an Annual General Shareholder Meeting

Attached hereto is an English translation (from Hebrew) of a notice for convening an Annual General Shareholder Meeting, as submitted on the Tel Aviv Stock Exchange (TASE).

In order to vote, ADR holders should contact Mr. Slawomir Soltowski, BNY Mellon Depositary Receipts at (212) 815 3503.

XTL Biopharmaceuticals Ltd.

("the Company")

May 8, 2013

To	To
The Israel Securities Authority Ltd.	The Tel-Aviv Securities Stock Exchange Ltd.
Through the Magna	Through the Magna

Dear Sirs/Mmes.,

Re:	Immediate Report on Convening an Annual General Meeting of the Company's Shareholders

The Company is hereby pleased to present an immediate report on convening an annual general meeting of the Company's shareholders in accordance with the Israeli Companies Law, 1999 ("the Israeli Companies Law") as follows:

1.	Meeting date and venue

The annual general meeting of the Company's shareholders will convene on Wednesday, June 12, 2013, at 12:00pm Israel Time, at the offices of the Company's attorneys - Kantor & Co. - at 12 Abba Hillel Silver Road, Ramat-Gan, Israel. If a need should arise for the postponement of the meeting, it will be held on Wednesday, June 19, 2013, at the same time and venue.

2.	The meeting's agenda

a.	Discussion of the Company's directors' report and financial statements as of December 31, 2011 and 2012.

b.	Reappointment of the auditors - the proposed resolution is as follows: ratifying the appointment of Kesselman & Kesselman (PwC Israel) as the Company's auditors for 2012 and 2013 and authorizing the Company's board of directors to determine their fee.

c.	Reappointment of directors - the proposed resolution is as follows: ratifying the reappointment of Messrs. Marc Allouche, Amit Yonay, Ben-Zion Weiner and David Grossman as directors in the Company until the next annual meeting of the Company's shareholders. The voting on each of those directors will be done individually. These directors' statements of competence in accordance with Article 224b to the Israeli Companies Law were received by the Company.

3.	Legal quorum

In the annual general meeting, a legal quorum will constitute the presence of at least two (2) shareholders, by themselves or by their proxy, holding together at least 33% of the total voting rights in the Company. If at the elapse of half an hour from the meeting's scheduled time the legal quorum is not found, the meeting will be postponed by one week for the same day, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the board of directors in a notice to the shareholders. The postponed meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not found in the postponed meeting at the elapse of half an hour from the meeting's scheduled time, the meeting will be held with any number of shareholders present.

4.	The record date

The date for establishing the shareholders' entitlement to vote in the general meeting, as stated in Section 182 to the Israeli Companies Law, is Monday, May 13, 2013 ("the record date"). According to the Israeli Companies Regulations (Proof of Share Ownership for Voting in the General Meeting), 2000, a shareholder that has a share registered in its name at a member of the Stock Exchange whereby that share is included in the shares registered in the Company's Registrar, and is interested in voting in the general meeting, must produce to the Company the Stock Exchange member's proof of the shareholder's ownership over the share on the record date, as required by said regulations.

The Company's shareholders are entitled to participate and vote in the meeting by themselves or through a legally certified proxy. The document certifying the proxy to vote ("the letter of appointment") and a power of attorney by virtue of which the letter of appointment was signed (if any) will be deposited with the Company's attorneys at least 48 hours before the meeting begins.

5.	Required majority for approving resolutions

The required majority in the annual general meeting and in a postponed annual meeting (if any) for approving the resolutions specified in paragraph 2(b)-2(c) above is a majority of the total votes of shareholders attending the annual general meeting that are entitled to vote and have voted therein.

6.	Proxy statement voting

The Israeli Securities Authority's Magna distribution site ("Magna") and the website address of the Tel-Aviv Securities Stock Exchange Ltd. where the formats of proxy statements and position statements can be found as they are defined in Article 88 to the Israeli Companies Law are: www.magna.isa.gov.il and www.tase.co.il, respectively. Voting as per the proxy statement will be done on the second part of the proxy statement as published in the Magna. A shareholder may contact the Company directly and receive the formats of the proxy statement and position statements (if any). A Stock Exchange member will e-mail a link to the formats of the proxy statement and position statements on the Magna, at no charge, to any shareholder that is not registered at the shareholders' registrar and whose shares are registered at that Stock Exchange member, if the shareholder so requests, provided that the notice is given with respect to a specific securities account and prior to the record date. A shareholder whose shares are registered at a Stock Exchange member is entitled to receive the proof of ownership from the Stock Exchange member through which it holds the shares at the Stock Exchange member's branch or via post office to the shareholder's address in return for delivery fee only, if so requested. A request in this respect will be provided in advance for a specific securities account.

The proxy statement must be produced to the Company's attorneys to said address so that the proxy statement reaches the Company's attorneys' office not less than 72 hours before the date of convening the meeting. The last date for producing position statements to the Company is up to ten days after the record date ("the last date for delivering position statements"), namely Thursday, May 23, 2013 and the last date for producing the Board's response to the position statements is five days from the last date for delivering position statements, namely Tuesday, May 28, 2013.

The Company does not allow online voting.

According to the Israeli Companies Regulations (Proxy Statements and Position Statements), 2005, a shareholder may apply to the Company's registered office and, after proving its identity, may withdraw its proxy statement or cancel its vote up to 24 hours from the date of the meeting; if a shareholder chooses to do so, it may only vote during the general meeting itself.

One or more shareholders that hold shares at a rate representing 5% or more of the total voting rights in the Company and anyone who holds such rate out of the total voting rights that are not held by the controlling shareholder in the Company, as defined in Section 286 to the Israeli Companies Law, may review the proxy statements as detailed in Regulation 10 to the Israeli Companies Regulations (Proxy Statements and Position Statements), 2005.

7.	Reviewing documents

The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at +972-9-9557080.

8.	The Company's representatives

The Company's representatives for handling this report are Mr. Ronen Kantor, Adv. and/or Mr. Ron Soulema, Adv. of Kantor & Co. Law Offices at 12 Abba Hillel Silver Road, 8th Floor, Ramat-Gan, Israel, Tel: +972-3-6133371.

Sincerely,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds more than 30% in Proteologics Ltd. (TASE: PRTL), a drug discovery company, and controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 8, 2013	By:	/s/ David Grossman
Name: David Grossman
Title: Chief Executive Officer

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